Exhibit 107

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

B.A.T Capital Corporation

B.A.T. International Finance p.l.c.

(Exact name of registrants as specified in its charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	4.742% Notes due 2032	Rule 457(r)	$700,000,000	100.000%	$700,000,000	0.0000927	$64,890
Fees to Be Paid	Debt	5.650% Notes due 2052	Rule 457(r)	$600,000,000	96.503%	$579,018,000	0.0000927	$53,675
Fees to Be Paid	Debt	4.448% Notes due 2028	Rule 457(r)	$1,000,000,000	100.000%	$1,000,000,000	0.0000927	$92,700
	Total Offering Amounts					$2,279,018,000		$211,265
	Total Fees Previously Paid							n/a
	Total Fee Offsets							n/a
	Net Fee Due							$211,265